Exhibit 99.1

ELBIT IMAGING ANNOUNCES COURT DECISION TO SUSPEND THE REQUEST ON
BEHALF OF THE TRUSTEES OF SERIES B NOTES FOR LIQUIDATION AND TO
CONVENE MEETINGS OF UNSECURED CREDITORS WITHIN 14 DAYS ON THE PLAN
OF ARRANGEMENT

Tel Aviv, Israel, July 3, 2013, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today, further to the Company's announcements on April 4, 2013 and May 8, 2013, that the Tel Aviv District Court suspended the liquidation request of the trustees of the Company's Series B Notes.

In addition, the Court ordered that meetings of the Company's unsecured financial creditors for the approval of proposed restructuring of the Company's Unsecured Financial Debt (as defined below) pursuant to a plan of arrangement under Section 350 of the Israeli Companies Law, 5759-1999 ("Section 350") be convened by July 18, 2013, with the preliminary meetings being held by July 16, 2013.

According to the Court's ruling, at the meetings, the creditors will be asked to vote upon the adjusted plan of arrangement announced by the Company on May 9, 2013 (the "Arrangement"). In addition the Court ruled that in principle, it sees no harm, if while voting for or against the Arrangement, the creditors will be able to vote upon the principles of a proposal prepared by some of the representatives of the Company's outstanding Series C, D, E, F and 1 notes, which was filed with the Court (the "Representatives’ Proposal"). Nevertheless, the Court clearly indicated that if the Arrangement is approved by the requisite majority of creditors pursuant to Section 350, then the approval of the Representatives’ Proposal, even by a higher majority of creditors, would not prevent the approval of the Arrangement by the Court.  However, in the event that there will be a doubt whether the Arrangement was duly approved and the Representatives’ Proposal is supported by the requisite majority of creditors, then even if the creditors may not force the Company to go back to its formal proposal, the Representatives’ Proposal may serve as an indication for an acceptable alternative arrangement, and in such case the Company will have to reconsider whether to pursue that solution or take the risk that a failure to agree on the alternative arrangement might lead to liquidation.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the Arrangement will not be approved by all the applicable stakeholders of the Company, the Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, that Bank Hapoalim will not agree to join the Arrangement on the terms proposed by the Company or at all, that the Company will be unable to refinance the loans owing to Bank Hapoalim, the risk that the Company will enter liquidation proceedings, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il